EXHIBIT 2.1

Execution Version

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made this first (1st) day of August, 2013, with an effective date of August 1, 2013 (the “Effective Date”), by and between Rocky Top Markets, LLC and Rocky Top Properties, LLC (individually and collectively, “Seller”), each a Tennessee limited liability company with an address of 1324 Lawnville Road, Kingston, Tennessee 37763, on the one part, and Lehigh Gas Partners LP, a Delaware limited partnership (“LGP”), Lehigh Gas Wholesale LLC, a Delaware limited liability company (“LGW”), LGP Realty Holdings LP, a Delaware limited partnership (“LGP Realty”), Lehigh Gas Wholesale Services, Inc., a Delaware corporation (“LGWS” and collectively, together with LGP, LGW and LGP Realty, “Buyer”), each with an address of 702 Hamilton Street, Suite 203, Allentown, PA 18101, on the other part.

BACKGROUND

A. Seller and Affiliates of Seller (defined in Section 1(a) below) are the owners of thirty-one (31) parcels of real property, together with all buildings and improvements erected thereon and any easements, rights-of-way or use, privileges, licenses, variances, non-conforming use rights, development rights and approvals, zoning rights and approvals, hereditaments, appurtenances, interests and other rights belonging to or inuring to the benefit of such parcel of land and all right, title and interest of Seller and such Affiliates of Seller in and to any land lying in the bed of any highway, street, road or avenue, opened or proposed, abutting or adjoining such parcels of land, as more fully described on the attached Schedule A (the “Fee Properties”). The Fee Properties include the site located at 1116 Harvey Road, Knoxville, TN (“Store #29”).

B. Seller leases three (3) real properties from third parties as more fully described on the attached Schedule B (the “Leasehold Properties”) (the Fee Properties and the Leasehold Properties are sometimes referred to hereinafter individually as a “Property” and collectively as the “Properties”), pursuant to the leases identified on the attached Schedule B-1 (the “Leases”). The Leasehold Properties include the closed site located at 135 John McGhee Blvd., Caryville, TN (“Store #43).

C. Seller is the owner of all equipment related to the storage and sale of motor fuels at each of the Properties including, but not limited to, underground storage tanks, dispensers, canopies and POS Systems, all as set forth and described on the attached Schedule C (the “Fuel-Related Equipment”).

D. Seller is a party to and has rights in and to those certain supply agreements and other contracts and agreements set forth on the attached Schedule D (the “Assumed Contracts”) including, without limitation, any security instruments providing collateral security to Seller for any obligations to Seller under any of the Assumed Contracts.

E. Seller is a party to and has rights in and to those certain Motiva Enterprises, LLC Wholesale Marketer Agreement and related agreements identified on the attached Schedule E (the “Motiva Agreement”).

F. Seller is a party to and has rights in and to those certain tenant leases and other contracts and agreements set forth on the attached Schedule F (the “Assumed Tenant Leases”).

G. Seller is the owner of certain intellectual property including the trade name “Rocky Top Markets” and those websites, telephone numbers, customer lists, marketing materials, and other intellectual property rights set forth on the attached Schedule G (collectively, the “Intellectual Property”).

H. Seller operates at each of the Properties (except at Store #43 which is a closed site) a gasoline and diesel retail business and/or a convenience store (the “Retail Business”) and, in connection with the Retail Business, the Seller is the owner of motor fuel inventory, convenience store inventory and other inventory at the Properties (the “Inventory”).

I. Simultaneously herewith, the Seller and Lehigh Gas – Ohio, LLC, a Delaware limited liability company, are executing a certain Asset Purchase Agreement (the “LGO Asset Purchase Agreement”) pursuant to which, inter alia, LGO will, at closing thereunder, purchase the Retail Business and Inventory and assume certain agreements from Seller and thereafter lease the Properties from Buyer.

J. Seller desires to sell, assign, lease, convey and transfer to Buyer, or as appropriate cause Affiliates of Seller to sell, assign, lease, convey and transfer to Buyer, and Buyer wishes to lease, purchase and accept from Seller, the Properties, the Leases, the Fuel-Related Equipment, the Assumed Contracts, the Motiva Agreement, the Assumed Tenant Leases, the Intellectual Property and the other assets defined in Section 1 below (collectively, the “Assets”), pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Buyer and Seller, each intending to be legally bound hereby, agree as follows:

1. Lease, Sale and Purchase of Assets.

(a) Pursuant and subject to the terms, covenants and conditions of this Agreement and the Master Sublease and Purchase Agreement A and Master Sublease and Purchase Agreement B attached hereto as Exhibit A (the “Master Sublease and Purchase Agreements”), the Seller agrees to, and to cause the affiliates of Seller identified on Schedule 1(a) attached hereto (“Affiliates of Seller”) to, (i) initially lease to LGP Realty, and LGP Realty agrees to lease from Seller, or Affiliates of Seller, as appropriate, the Fee Properties (other than Store #29) and the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29 and the Leasehold Properties); and (ii) subsequently sell, transfer, assign and deliver to LGP Realty, and LGP Realty agrees to purchase and accept from Seller, or Affiliates of Seller, as appropriate, the Fee Properties (other than Store #29) and all assignable rights, claims, causes of action, judgments, warranties (express or implied), licenses, permits and registrations in favor of the Seller relating to the Fee Properties (other than Store #29). Seller agrees to cause Affiliates of Seller, as appropriate, to execute and deliver the Master Sublease and Purchase Agreements at the Closing.

(b) Pursuant and subject to the terms, covenants and conditions of this Agreement, Seller agrees to sell, transfer, assign and deliver to LGP Realty, and LGP Realty agrees to purchase, assume and accept from Seller, the following:

(1) all of Seller’s right, title and interest in and to the Assumed Tenant Leases;

(2) all of Seller’s right, title and interest in and to Store #29; and

(3) all assignable rights, claims, causes of action, judgments, warranties (express or implied), licenses, permits and registrations in favor of the Seller relating to the Assumed Tenant Leases and Store #29.

(c) Pursuant and subject to the terms, covenants and conditions of this Agreement, Seller agrees to sell, transfer, assign and deliver to LGWS, and LGWS agrees to purchase, assume and accept from Seller, the following:

(1) all of Seller’s right, title and interest in and to the Leasehold Properties and the Leases;

(2) subject to the terms of the Master Sublease and Purchase Agreements and Section 18 below, all of Seller’s right, title and interest in and to the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29);

(3) all of Seller’s right, title and interest in and to the Fuel-Related Equipment located at Store #29 and the Leasehold Properties;

(4) all of Seller’s right, title and interest in and to the Intellectual Property; and

(5) all assignable rights, claims, causes of action, judgments, warranties (express or implied), licenses, permits and registrations in favor of the Seller relating to the Leasehold Properties, the Leases, the Fuel-Related Equipment and the Intellectual Property.

(d) Pursuant and subject to the terms, covenants and conditions of this Agreement, Seller agrees to sell, transfer, assign and deliver to LGW, and LGW agrees to purchase, assume and accept from Seller, the following:

(1) all of Seller’s right, title and interest in and to the Assumed Contracts;

(2) all of Seller’s right, title and interest in and to the Motiva Agreement; and

(3) all assignable rights, claims, causes of action, judgments, warranties (express or implied), licenses, permits and registrations in favor of the Seller relating to the Assumed Contracts and the Motiva Agreement.

2. Assumed Liabilities. The Assets shall specifically not include, and Buyer does not agree to assume and accept, any liabilities or obligations of Seller, whether related to the Assets, the Retail Business or otherwise, whether known or unknown, and whether contingent or realized, other than Seller’s obligations first arising after Closing (as hereinafter defined) under the Leases, the Assumed Contracts, the Motiva Agreement (specifically including, without limitation, any obligations thereunder, such as recapture or lost profits liability, arising as a result of the sale and transfer of the Assets to Buyer pursuant to this Agreement) and the Assumed Tenant Leases. Seller’s liabilities and obligations which are specifically excluded from this transaction include, but are not limited to, Seller’s liabilities to/for: vendors, employees, contractors, agents, invitees, suppliers, governmental authorities, taxes, wages, benefits, and pre-Closing obligations of Seller under the Leases, the Assumed Contracts, the Motiva Agreement and the Assumed Tenant Leases.

3. Purchase Price and Allocation.

(a) Purchase Price. The purchase price for the Assets shall be Thirty Six Million Nine Hundred Thousand Dollars ($36,900,000) (the “Purchase Price”), Ten Million Six Hundred Fifty Thousand Dollars ($10,650,000) of which (the “Initial Closing Purchase Price”) shall be payable in full by certified check, bank check or wire transfer to Seller at Closing. The remainder of the Purchase Price, in the amount of Twenty-Six Million Two Hundred Fifty Thousand Dollars ($26,250,000) shall be paid when and as provided in the Master Sublease and Purchase Agreements.

(b) Allocation. Buyer and Seller mutually agree that the Purchase Price shall be allocated among the Assets for tax purposes in accordance with the allocation set forth on the attached Schedule 3(b) (the “Allocation”). Buyer and Seller further expressly agree that (i) the Allocation shall be used for tax and other purposes; (ii) the transaction shall be reported as having been completed pursuant to this Agreement in accordance with the Allocation, including any report made under Section 1060 of the Internal Revenue Code of 1986, as amended; and (iii) none of them shall take any position inconsistent with the Allocation except with the prior written consent of the other or as required by governmental authority. The obligations of the parties under this Section 3(b) shall survive Closing.

4. Title and Consents.

(a) Condition of Title. Title to the Fee Properties (other than Store #29) is to be good and marketable and such as will be insured by the title insurance company selected by Buyer at regular rates, free and clear of all liens, encumbrances, easements and restrictions, excepting only those liens, encumbrances, easements and restrictions acceptable to Buyer set forth on Schedule 4(a) attached hereto (the “Permitted Encumbrances”). Title to Store #29 is to be good and marketable and such as will be insured by the title insurance company selected by Buyer at regular rates, free and clear of all liens, encumbrances, easements and restrictions, excepting only those liens, encumbrances, easements and restrictions acceptable to Buyer set forth on Schedule 4(a)(2) attached hereto (the “Store #29 Permitted Encumbrances”). The Leasehold Properties are subject to those liens, encumbrances, easements and restrictions acceptable to Buyer as set forth on Schedule 4(a)(3) attached hereto (the “Leasehold Permitted Encumbrances”).

(b) Consents. Seller shall use reasonably diligent efforts to obtain the consents, waivers or other instruments or documents necessary for the sale, lease, transfer or assignment of the Assets, all of which are identified on the attached Schedule 4(b) (collectively, the “Consents”). If Seller is unable to obtain any such Consents, then Seller shall so notify Buyer in writing no later than ten (10) days before Closing, and Buyer, at its sole option, may elect to: (i) delay Closing for thirty (30) days, or such further time as is reasonably necessary to permit Seller to obtain such Consents, provided Seller is diligently pursuing such Consents; or (ii) exclude any Asset with respect to which Seller was unable to obtain Consent from this Agreement by written notice to Seller, and in that event, the Purchase Price will be reduced based upon the portion of the Purchase Price allocated to the excluded Asset(s) on the Allocation (or in the event that a portion of the Purchase Price has not been allocated to the particular excluded Asset(s) on the Allocation, such amount as Buyer and Seller shall mutually agree) and, if applicable, the rent and purchase price under the Master Sublease and Purchase Agreements shall be reduced based upon the rent and purchase price allocated to the applicable Fee Property(ies) and Fuel-Related Equipment located thereon in the Master Sublease and Purchase Agreements. Buyer agrees to cooperate with Seller in connection with Seller’s efforts to obtain the Consents provided that such cooperation shall not be deemed to include any obligation upon Buyer to pay any money or to agree to any “Material Adverse Change” (as hereinafter defined) to the applicable Asset.

5. Due Diligence. Seller has made available to Buyer true and correct copies of the documents, reports and other materials and information pertaining to the Assets, which are in Seller’s possession or control and has, in addition, permitted Buyer and its representatives access to all of Seller’s premises, books, records, financial records and key personnel relative to the Retail Business and the Assets, has furnished to Buyer such financial, operating and other information regarding the Seller’s Retail Business, Assets, contracts, liabilities, employees and properties as Buyer has requested, and shall cause its key personnel to furnish to Buyer such additional financial, operating and other information as Buyer may hereafter reasonably request. Buyer shall defend, indemnify and hold Seller harmless from and against all property damage, suits, actions, expenses, judgments, other damages and claims (including attorney and expert fees) resulting from the Buyer’s and its representatives’ entry upon and inspection and testing of the Properties. In the event Buyer makes borings or causes any physical change to the Properties as a result of the Buyer’s inspection and testing of the Properties, Buyer shall return the Properties to materially the same condition such Properties were in prior to such inspection and testing. In the event that this Agreement is terminated by Buyer for any reason, Buyer will return to Seller all materials regarding Seller. The obligations of Seller and Buyer under this Section 5 shall survive Closing or the earlier termination of this Agreement.

6. Closing.

(a) Subject to the Conditions to Closing set forth in Sections 6(e) and 6(f) below, the Seller’s lender Approval set forth in Section 6(g) below and the satisfaction or waiver of the other contingencies and conditions set forth herein, the closing under this Agreement (“Closing”) shall occur on the date determined by Buyer provided such date is on or before August 30, 2013 (the “Closing Date”) at the offices of Bradley Arant Boult Cummings LLP, Roundabout Plaza, 1600 Division Street, Suite 700, Nashville, TN 37203, or at such other location as the parties shall mutually agree; provided, however, that in addition to the rights to extend Closing set forth in Section 6(e)(8) and 25 below, Seller or Buyer may by written notice to the other no later than five (5) business days before the Closing Date extend the Closing Date fifteen (15) business days.

(b) At the time of Closing, Seller shall deliver the following:

(1) Master Sublease and Purchase Agreement A and Master Sublease and Purchase Agreement B, each to LGP Realty duly executed by Seller and Affiliates of Seller.

(2)(i) A Tennessee Special Warranty deed executed by the applicable Seller or Affiliate of Seller with respect to Store #29 in form and substance reasonably acceptable to Seller and Buyer, conveying good and marketable title to Store #29 subject only to the Permitted Encumbrances to LGP Realty; and (ii) a bill of sale conveying Seller’s right, title and interest in and to the Fuel-Related Equipment located at Store #29 and the Leasehold Properties in the form attached hereto as Exhibit D to LGWS.

(3) A duly executed Assignment and Assumption Agreement for the Assumed Tenant Leases in the form attached hereto as Exhibit B (the “Assignment and Assumption of Assumed Tenant Lease”) to LGP Realty.

(4) A duly executed Assignment and Assumption Agreement for the Leasehold Properties and the Leases in the form attached hereto as Exhibit C (the “Assignment and Assumption of Lease”) to LGWS.

(5) A duly executed Assignment and Assumption Agreement for the Intellectual Property in the form attached hereto as Exhibit E (the “Assignment and Assumption of Intellectual Property”) to LGWS.

(6) A duly executed Assignment and Assumption Agreement for the Assumed Contracts in the form attached hereto as Exhibit F (the “Assignment and Assumption of Assumed Contracts”) to LGW.

(7) A duly executed Assignment and Assumption Agreement for the Motiva Agreement in the form attached hereto as Exhibit G (the “Assignment and Assumption of Motiva Agreement”) to LGW.

(8) As set forth in Section 18(d) below, the duly executed Mortgages (as defined in Section 18(d) below) to LGP.

(9) A duly executed Non-Compete Agreement (as defined in Section 17 below) to LGP.

(10) Duly executed Landlord Estoppels (as defined in Section 19 below) to LGP.

(11) The Consents to LGP.

(12) The duly executed officer’s certificate of each Seller referred to in Section 7 below to LGP.

(13) A certificate of the Secretary or an Assistant Secretary (or equivalent officer) certifying that (i) attached thereto are true and complete copies of the duly executed resolutions of each Seller and the Affiliates of Seller which authorize (a) the transactions contemplated by this Agreement, and (b) the execution by Seller and the Affiliates of Seller, as applicable, of this Agreement and the documents, instruments and agreements to be executed and delivered by Seller pursuant to this Agreement, together with proof as to the authority of the person(s) executing and delivering this Agreement and such documents, instruments and agreements on each Seller’s and each Affiliate of Seller’s behalf; and (ii) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, to LGP.

(14) As set forth in and subject to Section 25 below, the duly executed Assignment and Assumption of Store #43 Lease to LGP.

(15) All additional documents, certifications, and affidavits as may be reasonably requested by Buyer.

(c) At the time of Closing, the applicable Buyer shall deliver to Seller the following:

(1) The Initial Closing Purchase Price, payable as set forth in Section 3(a) above.

(2) Duly executed Master Sublease and Purchase Agreement A and Master Sublease and Purchase Agreement B.

(3) A duly executed Assignment and Assumption of Assumed Tenant Leases.

(4) A duly executed Assignment and Assumption of Lease.

(5) A duly executed Assignment and Assumption of Intellectual Property.

(6) A duly executed Assignment and Assumption of Assumed Contracts.

(7) A duly executed Assignment and Assumption of Motiva Agreement.

(8) As set forth in Section 18(d) below, the duly executed Mortgages (as defined in Section 18(d) below).

(9) A duly executed Non-Compete Agreement (as defined in Section 17 below).

(10) The duly executed officer’s certificate of each Buyer referred to in Section 8 below.

(11) A copy of the duly executed resolutions of each Buyer which authorize (i) the transactions contemplated by this Agreement and (ii) the execution by such Buyer of this Agreement and the documents, instruments and agreements to be executed and delivered by such Buyer pursuant to this Agreement, together with proof as to the authority of the person(s) executing and delivering this Agreement and such documents, instruments and agreements on such Buyer’s behalf.

(12) As set forth in and subject to Section 25 below, the duly executed Assignment and Assumption of Store #43 Lease.

(13) All additional documents, certifications, and affidavits as may be reasonably requested by Seller.

(d) Closing and other costs shall be paid as follows:

(1) All tank registration fees (provided that the tank registrations are transferred to Buyer at Closing) and all payments or rent to be paid or received under any of the Leases, Assumed Contracts, the Motiva Agreement or Assumed Tenant Leases shall be apportioned pro-rata on a per diem basis between Buyer and Seller as of the Closing Date.

(2) Any security deposits held by lessors under the Leases shall be credited to Seller at Closing and Seller shall at Closing assign its rights in any such security deposits to Buyer. All security deposits and other security held by Seller in connection with the Assumed Contracts or Assumed Tenant Leases, if any, shall be credited to Buyer at Closing and Buyer shall receive a credit against the Purchase Price equal to the amount of such credits.

(3) Each party shall be responsible for its own attorneys’ fees and costs and consultants’ fees and costs except as otherwise specifically provided in this Agreement.

(4) Payment of Excise Taxes. All Excise Taxes imposed on the transfer of the Assets, whether real property or personal property, shall be paid by Buyer, and Seller and Buyer shall file such tax returns as each may be required to file in connection therewith according to applicable Law. As used herein, the term “Excise Taxes” shall include Federal, state and local excise and sales and other documentary stamp, conveyance, transfer, recording, filing and other taxes, fees or charges imposed on the sale of the Assets and the recording of instruments of transfer, including, without limitation, the privilege tax on the recording of deeds pursuant to T.C.A. Section 67-4-409, but shall exclude income, franchise, or like taxes levied on or measured by the net income of a party and specifically excluding the Tennessee Excise Tax levied pursuant to T.C.A. Section 67-4-2001 et seq., which taxes shall be the obligation of the party receiving such income.

(5) Property Tax Adjustments. As applicable, all city and county real and personal property taxes and other such charges (“Property Taxes”) constituting a lien or encumbrance on any of the Assets being conveyed to Buyer at Closing under this Agreement shall be adjusted on the basis of the fiscal year (regardless of the date of assessment) of the state, county, city or town in which any respective Assets are situated (the “Fiscal Year”). Property Taxes that relate to the Fiscal Year in which the Closing occurs shall be prorated between the Seller and Buyer, with Seller being responsible for the portion of such Fiscal Year before the Closing Date and Buyer being responsible for the portion of such Fiscal Year on and after the Closing Date. Property Taxes that relate to a Fiscal Year commencing after the Closing shall be the responsibility of the Buyer. All installments of Property Taxes having a due date before the Closing Date shall be paid by the Seller before the Closing Date and Buyer shall pay all installments of Property Taxes having a due date on or after the Closing Date. If the amount of any Property Taxes is not fixed and determined as of the Closing, the foregoing Closing adjustment shall be based on the amount thereof as reasonably estimated at Closing. Responsibility for Property Taxes on the Properties other than Store #29 and the Leasehold Properties after the Closing under this Agreement shall be as set forth in the Master Sublease and Purchase Agreements.

(e) Buyer’s Conditions to Closing. Notwithstanding anything in this Agreement to the contrary, the obligations of Buyer to complete the Closing are subject to the satisfaction of the following additional conditions, or the written waiver of same by Buyer, on or prior to Closing:

(1) All of the terms and conditions contained in this Agreement to be complied with and performed by Seller at or before Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Seller in this Agreement shall continue to be correct in all material respects, at and as of Closing, with the same force and effect as though such representations and warranties had been made at and as of Closing.

(2) There shall not have been after the Effective Date: (i) any Material Adverse Change in Seller’s Retail Business or any of the Assets; or (ii) any sale, assignment or transfer by Seller of any of the Assets other than in the normal, regular and customary course of business. For purposes of this Agreement, wherever it is used, “Material Adverse Change” or “Material Adverse Effect” shall mean any event, occurrence, development or state of circumstances or facts which individually or in the aggregate has had or is reasonably expected to result in or have a material adverse effect upon the financial condition, results of operation, business, properties, prospects, condition or operations of a material portion of the Assets or the Retail Business; provided, however, that in determining whether there has been a material adverse change or effect, any adverse effect attributable to the following shall be disregarded: (i) general economic business or financial market conditions, including, without limitation, conditions affecting generally the industries served by the Retail Business; (ii) the announcement of this Agreement; (iii) the breach by Buyer of this Agreement; or (iv) any change in legal requirements or generally accepted accounting principles or interpretations thereof that apply to the Retail Business.

(3) No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit any of the transactions contemplated in this Agreement, and no governmental agency or body shall have taken any action or made any request of any party to this Agreement as a result of which Buyer reasonably and in good faith determines that such action or request would be likely to prevent operation of the Retail Business substantially as presently conducted by Seller or which would be likely to Materially Adversely Affect the marketability or value of the Assets.

(4) Buyer shall have obtained (i) state and county UCC searches regarding Seller and the Assets showing no liens, encumbrances, easements or restrictions against any of the Assets other than Permitted Encumbrances and those which Seller agrees to remove on or before Closing; and (ii) judgment, bankruptcy and tax lien searches confirming that there are no judgments or tax liens against the Seller and/or the Assets which shall not be removed at Closing and that the Seller has not been declared bankrupt.

(5) Title to the Fee Properties (other than Store #29) is to be good and marketable and Buyer shall have obtained leasehold title insurance from the tile insurance company selected by Buyer at regular rates, free and clear of all liens, encumbrances, easements and restrictions, excepting only the Permitted Encumbrances. Title to Store #29 is to be good and marketable and Buyer shall have obtained title insurance from the tile insurance company selected by Buyer at regular rates, free and clear of all liens, encumbrances, easements and restrictions, excepting only the Store #29 Permitted Encumbrances.

(6) Buyer’s lender(s) shall have unconditionally approved this Agreement and the transactions contemplated herein.

(7) Buyer’s obligations under this Agreement are conditioned and contingent upon (i) the consummation of the LGO Asset Purchase Agreement simultaneously with or prior to Closing hereunder; (ii) delivery of the fully executed Nationwide Letter Agreement (as defined in Master Sublease and Purchase Agreement A); and (iii) delivery of the fully executed SNDA(s) (as defined in Master Sublease and Purchase Agreement B).

(8) Buyer’s obligations under this Agreement are conditioned and contingent upon LGO obtaining prior to Closing from each local authority responsible for granting licenses or permits necessary to sell beer, ale and other malt beverages having an alcohol content of five percent (5%) by volume (“Beer Licenses”) either (i) the necessary Beer License for each Property (excluding Store #43); or (ii) agreements from such local authorities allowing LGO to sell beer, ale and other malt beverages after Closing pursuant to the Alcohol License Management Agreement(s) attached to the LGO Asset Purchase Agreement. If this condition is not satisfied by the Closing Date, Buyer shall have the right to extend the Closing Date for up to forty-five (45) days by written notice to Seller no later than five (5) days before the Closing Date.

(9) Buyer’s obligations under this Agreement are conditioned and contingent upon Buyer determining to its reasonable satisfaction that the Mortgages to be placed on each of the Mortgaged Properties at Closing pursuant to Section 18(d) below will be valid first mortgages on each of the Mortgaged Properties.

(f) Seller’s Conditions to Closing. Notwithstanding anything in this Agreement to the contrary, the obligations of Seller to complete the Closing are subject to the satisfaction of the following additional conditions, or the written waiver of same by Seller, on or prior to Closing:

(1) All of the terms and conditions contained in this Agreement to be complied with and performed by Buyer at or before Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Buyer in this Agreement shall continue to be correct in all material respects, at and as of Closing, with the same force and effect as though such representations and warranties had been made at and as of Closing.

(2) No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit any of the transactions contemplated in this Agreement.

(3) Seller’s obligations under this Agreement are conditioned and contingent upon the consummation of the LGO Asset Purchase Agreement simultaneously with or prior to Closing hereunder.

(g) Seller’s Lender Approval. Seller’s obligations under this Agreement are conditioned and contingent upon Seller obtaining prior to Closing the written approval of Nationwide Life Insurance Company of this Agreement and the transactions contemplated herein on terms acceptable to Seller, in its sole discretion. Seller agrees that it shall use commercially reasonable efforts to secure such approval. In the event that the Seller does not obtain such approval prior to Closing, then Seller may, at its option, terminate this Agreement by providing written notice to Buyer, provided that it first pays to Buyer the sum of Five Hundred Thousand

Dollars ($500,000) which Buyer and Seller agree (i) shall be deemed “liquidated damages”; (ii) shall be Buyer’s sole and exclusive remedy in lieu of any other relief, right or remedy, at law or in equity, to which Buyer might otherwise be entitled by reason of Seller’s failure to obtain the above approval; and (iii) is a reasonable estimate of the damages that Buyer would incur by reason of Seller’s failure to obtain the above approval and is not intended as a penalty.

7. Representations and Warranties of Seller. Each Seller covenants and represents to Buyer, intending for Buyer to rely hereon, that the following are true, correct and complete as of the date hereof, that as provided in Section 6(e)(1) above, it shall be a condition to Closing that the following shall be true, correct and complete as of Closing, and that the following representations and warranties shall survive Closing as set forth below. Whenever “to Seller’s knowledge,” “to the best of Seller’s knowledge” or similar term is used in this Agreement, it shall mean the actual knowledge of Steve H. Kirkham and James A. Gardner, who are officers of Seller, and as to the representations set forth in Sections 7(n) and 7(o) only, the actual knowledge of Larry Cook, Seller’s Maintenance Supervisor.

(a) Each Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Tennessee. Each Seller and each Affiliate of Seller has full power to execute, deliver and carry out the terms and provisions of this Agreement and each of the other agreements, instruments and documents herein required to be made or delivered by Seller or any Affiliate of Seller pursuant hereto (collectively, the “Seller Documents”), and has taken all necessary action to authorize the execution, delivery and performance of this Agreement and such other agreements, instruments and documents. The individuals executing this Agreement and all other agreements, instruments and documents herein required to be made or delivered by Seller or any Affiliate of Seller pursuant hereto on behalf of Seller or any such Affiliate of Seller are and shall be duly authorized to sign the same on Seller’s or any such Affiliate of Seller’s behalf and to bind Seller or any such Affiliate of Seller thereto. Seller has the authority to cause each of the Affiliates of Seller to perform the actions required to be performed by such Affiliate of Seller under this Agreement and the other Seller Documents.

(b) Subject to Section 4(b) above, all material consents and other authorizations of any kind whatsoever from any third parties which are or will be required to carry out the terms and conditions of this Agreement, have been, or will before Closing be, obtained by Seller.

(c) Each Seller’s and each Affiliate of Seller’s execution and delivery of the Seller Documents to which it is a party and performance of its obligations hereunder and thereunder, including the sale of the Assets, will not conflict with, violate or result in the breach (or would result in a breach but for any requirement of notice or lapse of time or both) of any term, condition or provision of, or require the consent of any person under (i) any Seller’s or Affiliate of Seller’s articles of organization or operating agreement; (ii) any judgment, order, decree, law, statute, regulation or other judicial or governmental restriction to which a Seller, an Affiliate of Seller or the Assets is subject; or (iii) any mortgage, indenture, agreement, contract, commitment, lease, plan, license, or other instrument, document or understanding, oral or written, to which a Seller or an Affiliate of Seller is a party, by which a Seller or an Affiliate of

Seller may have rights or by which any of the Assets may be bound or affected, or give any party with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of a Seller or an Affiliate of Seller thereunder, or result in the creation of any security interest, lien, charge or encumbrance on any of the Assets pursuant to any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, permit, license, franchise, lease, contract, or other instrument or obligation to which a Seller or an Affiliate of Seller is a party. Each Seller’s execution and delivery of this Agreement and performance of their respective obligations hereunder, including the sale of the Assets, will not require the consent of, or any prior filing with or notice to, any local, domestic, foreign or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (“Governmental Authority”) or other third party.

(d) This Agreement has been, and each and all of the other agreements, instruments and documents herein required to be made or delivered by Seller or an Affiliate of Seller pursuant hereto, have been, or on the Closing Date will have been, executed by Seller or such Affiliate of Seller and when so executed, are and shall be, the legal, valid, and binding obligations of Seller or such Affiliate of Seller enforceable against each Seller and each applicable Affiliate of Seller in accordance with their respective terms.

(e) Except as disclosed on Schedule 7(e), the Properties and the Fuel-Related Equipment are, to the best of Seller’s knowledge (i) in good material working order and condition, subject only to ordinary wear and tear and ordinary maintenance issues; and (ii) materially in compliance with, and there are no outstanding notices of any uncorrected violations of, any and all applicable laws, ordinances, regulations, licenses, approvals or other permits required by any municipal, governmental or quasi-governmental entity having jurisdiction over the Properties or the Fuel-Related Equipment or the use thereof provided however Seller’s representations with respect to Hazardous Substances or Environmental Laws are limited as set forth in Section 7(n) below.

(f) Except as specifically set forth in this Agreement, the Permitted Encumbrances, or the Schedules and Exhibits hereto, there are no leases, licenses, options, rights-of-first-refusal or other agreements (whether oral or written) (i) granting any party the right to occupy, use, possess, lease or purchase any of the Assets or any portion thereof; (ii) requiring any payment or reimbursement by the owner of any of the Assets based upon the development of any such Asset or infrastructure related thereto; or (iii) pertaining to or obligating the owner of any of the Assets to construct infrastructure or otherwise pertaining to the development of any such Asset.

(g) Except as disclosed on Schedule 7(g), no action, suit, litigation, arbitration, investigation or other proceeding (an “Action”) of or before any court, arbitrator or governmental or regulatory official, body or authority is pending or, to the knowledge of Seller, threatened against the Retail Business, any of the Assets or the transactions contemplated by this Agreement, nor, to the knowledge of Seller, is there any reasonably likely basis for any such Action, (i) to modify the zoning classification of, or to condemn, or to purchase in lieu thereof, all or any part of any of the Properties; or (ii) to reassess or impose any special assessments or penalties or interest with respect to any of the Properties; or (iii) the result of which could have a

Material Adverse Effect on the Retail Business, any of the Assets or the transactions contemplated by this Agreement. No Seller or member of Seller, and no Affiliate of Seller or member of any Affiliate of Seller, is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority that may adversely affect a Seller, any Affiliate of Seller, the Retail Business, any of the Assets or the transactions contemplated by this Agreement. There has not been any Action asserted, or to the knowledge of Seller, threatened against a Seller relating to Seller’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of a Seller.

(h) Neither Seller nor any Affiliate of Seller has (i) filed a voluntary petition in bankruptcy or any pleading seeking any reorganization, liquidation, dissolution or composition or other settlement with creditors under any law; (ii) admitted or failed to contest the material allegations of any such pleading filed against such Seller or such Affiliate of Seller; (iii) been adjudicated a bankrupt or insolvent; (iv) been in receivership or dissolution; (v) made any assignment for the benefit of creditors; or (vi) admitted in writing its inability to pay its debts as they mature. Each Seller and each Affiliate of Seller is current in its payments to any creditors of such Seller or Affiliate of Seller and is not delinquent in any material respect with respect to any such payments.

(i) Seller has provided Buyer with true, correct and complete copies of all material written contracts or agreements, and written summaries of all material and binding oral agreements, affecting or relating to Seller’s Retail Business and/or the Assets including, but not limited to, all contracts or agreements (i) relating to the employment or engagement of, or the performance of services by, any employee, consultant or independent contractor who provides services for Seller’s Retail Business, including, without limitation, any contracts or agreements involving severance payments; (ii) relating to the acquisition, transfer, use, development, sharing or license of any of the Assets, except in the ordinary course of business; (iii) imposing any material restriction on Seller’s right or ability (A) to compete with any other person or entity, (B) to acquire any product or other asset or any services from any other person or entity, to sell any product or other asset to or perform any services for any other person or entity, or to transact business or deal in any other manner with any other person or entity, or (C) to develop or distribute any of the Assets; (iv) creating or involving any agency relationship, distribution arrangement or franchise relationship; (v) creating or relating to any partnership or joint venture or any material sharing of revenues, profits, losses, costs or liabilities; (vi) that commits to pricing and quantities for the sale of Seller’s products or services to customers for any period after the Closing; and (vii) that, if assumed by Buyer, would obligate Buyer to make payment for goods, services or otherwise for any period after the Closing (collectively, the “Material Contracts”). A list of the Material Contracts is attached hereto as Schedule 7(i).

(j) This Agreement, the Exhibits and Schedules attached hereto, the Material Contracts, the Environmental Disclosures (as hereinafter defined), the Financial Information (as hereinafter defined) and all other documents and information furnished and to be furnished to Buyer by Seller and Seller’s representatives and agents are true, correct and complete in all material respects and do not and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, and to be made, not misleading. Copies of all documents delivered or made available to Buyer by Seller, or to be delivered or made available to Buyer by Seller, constitute true, correct and complete copies thereof and include all amendments, exhibits, schedules, appendices, supplements or modifications thereto or waivers thereunder.

(k) Seller and the Affiliates of Seller have good title in and to all of the Assets and upon consummation of the transactions provided for herein, good title to the Assets shall be vested in Buyer free and clear of all liens, encumbrances and restrictions excepting only the Permitted Encumbrances and those, if any, accepted by Buyer pursuant to Section 4(a) above. Except as indicated on Schedule 7(k), no creditor of Seller or any Affiliate of Seller has a security interest in any of the Assets.

(l) To the best of Seller’s knowledge, Seller has complied in all respects with all federal, state and local laws, rules, regulations, ordinances, orders, judgments, decrees, permits, licenses and registrations now and heretofore applicable to any of the Assets and/or Seller’s Retail Business, where the failure to so comply would have a Material Adverse Effect on any Asset or the operations of Seller’s Retail Business. Seller has not received any written notice of any asserted or pending violation of any such laws, rules, regulations, ordinances, orders, judgments, decrees, permits, licenses or registrations pertaining to any of the Assets and/or Seller’s Retail Business. Seller is not in default under any note, evidence of indebtedness, lease, contract, license, undertaking or other agreement where the liability thereunder might materially adversely affect Seller’s Retail Business, any of the Assets or Seller’s ability to perform its obligations under this Agreement or the other documents referred to herein.

(m) Each Seller has timely filed or obtained unexpired extensions or has timely requested extensions to file all federal, state and local tax returns required to be filed by it (all of which are true and correct in all material respects) and has duly paid or made provision for the payment of all taxes (including any interest or penalties and amounts due state unemployment authorities) which are due and payable to the appropriate tax authorities except as set forth on Schedule 7(m). Each Seller has withheld proper and accurate amounts from its employees’ compensation in full and complete compliance with all withholding and similar provisions of the Internal Revenue Code, as amended (the “Code”), and applicable state law including employee withholding and social security taxes, and any and all other applicable laws. No deficiencies for any of such taxes have been asserted or, to each Seller’s knowledge, threatened, and no audit on any such returns is currently under way or, to each Seller’s knowledge, threatened except as set forth on Schedule 7(m). There are no outstanding agreements by either Seller for the extension of time for the assessment of any such taxes except as set forth on Schedule 7(m). Neither Seller has taken and neither Seller will take any action in respect of any federal, state or local taxes (including, without limitation, any withholdings required to be made in respect of employees) which may have an adverse impact upon any of the Assets as of or subsequent to Closing. There are no tax liens on any of the Assets and, to the knowledge of Seller, no basis exists for the imposition of any such liens. Each Seller has paid when due any other amounts due to any State agency, where the failure to pay may result in the State agency having a statutory lien or claim against any of the Assets or the Buyer, and to the knowledge of each Seller, no basis exists for the imposition of any such statutory lien or claim against any of the Assets or the Buyer in connection with the transactions contemplated by this Agreement.

(n) Seller covenants and represents that, except as specified on Schedule 7(n) attached hereto (i) to the best of Seller’s knowledge the Properties are not contaminated by Hazardous Substances (as hereinafter defined) and are in compliance with all Environmental Laws (as hereinafter defined); (ii) to the best of Seller’s knowledge all past and present activities conducted on the Properties have complied in all material respects with all Environmental Laws; (iii) Seller has not used, handled, stored, generated, produced, manufactured, treated, released, disposed of or arranged for disposal of any Hazardous Substances in, at, under, on or in connection with the Properties in violation of Environmental Laws; and (iv) Seller has no knowledge of any previous owner or tenant of the Properties using, handling, storing, generating, producing, manufacturing, treating, releasing, disposing of or arranging for the disposal of any Hazardous Substances in, at, under, on or in connection with the Properties in violation of Environmental Laws which has not been previously remediated. Seller further covenants and represents that all underground storage tanks located on the Properties of which Seller has knowledge have been registered and are currently registered with the appropriate Government Authority, and all required registration fees and transfer charges and taxes or impositions therefore, and voluntary fees for trust fund participation, have been paid in full. Seller has maintained all permits and taken all actions, and will take all actions through the Closing Date, necessary to maintain eligibility for reimbursement under Environmental Laws. To the best of Seller’s knowledge, all underground storage tanks located on the Properties satisfy the most recent upgrade requirements of the applicable Government Authority. To Seller’s knowledge, all such underground storage tanks, and the practices of Seller in the operation of such underground storage tanks, including storing gasoline, tank testing, inventory control and leakage detection, comply with all Environmental Law applicable to such underground storage tanks. Except as specified on Schedule 7(n), Seller has not received any claims, complaints, notices, or requests for information with respect to any alleged violation of, or alleged liability under, any Environmental Laws, rules, regulations or orders with respect to any of the Assets or any real estate adjacent to any of the Properties.

(o) Seller and its environmental consultant(s) have provided to Buyer true and complete copies of each environmental report or environmental data compilation that refers or relates to any of the Properties in Seller’s and such consultants’ possession or control (the “Environmental Reports”) and all copies in Seller’s possession or control of any correspondence to or from Seller and the Tennessee Department of Environmental & Conservation (“TDEC”), the Federal Environmental Protection Agency, any other local, state or federal environmental agency or any third party that refers or relates to the environmental condition of any of the Properties (the “Environmental Disclosures”).

(p) To the best of Seller’s knowledge, Seller has obtained all permits, licenses and registrations required by applicable law, including without limitation Environmental Laws, and Governmental Authorities in connection with the operation of Seller’s Retail Business and the Assets (which permits, licenses and registrations are set forth on the attached Schedule 7(p)

(collectively, the “Permits”). Seller has provided Buyer with copies of the Permits. To the best of Seller’s knowledge, all Permits are valid and in effect up to and as of Closing and Seller covenants not to terminate, suspend or amend any Permits except with the prior written consent of Buyer or as required by law.

(q) None of Seller or, to the best of Seller’s knowledge, any of the other parties to the Assumed Contracts, the Motiva Agreement, the Assumed Tenant Leases or the Material Contracts are in default under their respective obligations under such contracts, nor has any event occurred which with the giving of notice or passage of time would constitute such a default.

(r) Seller has delivered to Buyer a list of all salaried and hourly employees and the current compensation of each such employee involved in the Retail Business (the “Seller Employees”).

(1) Except as set forth on Schedule 7(r)(1), there are no agreements, arrangements, or understandings that would restrict Seller’s ability to terminate the employment or any or all of the Seller Employees for any lawful reason or for no reason at all, without penalty or liability. No Seller is a party to, and there does not otherwise exist, any union, collective bargaining or similar agreement with respect to employees of a Seller. To the knowledge of Seller, there is no pending or threatened strike, work stoppage or work slowdown, relating to the Assets.

(2) Except as set forth on Schedule 7(r)(2), Seller does not presently have, nor has it had within the last five (5) years, any pension, profit sharing, deferred compensation, or other employee pension or health or welfare benefit plan or arrangement in which Seller Employees participate or have participated.

(3) Except as set forth on Schedule 7(r)(3), to the best of Seller’s knowledge, (i) Seller is and has been in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, and wages and hours; (ii) Seller is not and has not been engaged in any unfair labor practices; and (iii) Seller has complied with all material requirements of the Immigration and Reform and Control Act of 1986. There are no pending or, to the best knowledge of Seller, threatened EEOC or DFEH claims, OSHA complaints, union grievances, wage and hour claims, unemployment compensation claims, workers’ compensation claims or the like filed by or relating to any Seller employees.

(s) Financial Information.

(1) Each Seller has furnished or shall furnish Buyer with certain income statements and other financial information concerning the Assets and the Retail Business listed on Schedule 7(s)(1) attached hereto (collectively, the “Financial Information”). The reviewed financial statements prepared by Seller’s accountant included in the Financial Information (i) have been prepared in accordance with generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time (“GAAP”);

and (ii) fairly present, in all material respects, the financial position presented thereby for the time periods represented thereby. The internal financial statements included in the Financial Information fairly present, in all material respects, the financial position presented for the time periods represented, subject to normal year-end adjustments upon review by Seller’s accountants.

(2) Except as set forth on Schedule 7(s)(2), from December 31, 2012 to the date of this Agreement, (i) the Retail Business has been conducted in all material respects in the ordinary course; (ii) no employee of the Retail Business has been granted any general salary or benefits increase other than in the ordinary course of business; (iii) neither Seller has acquired any business, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entered into any contract, letter of intent or similar arrangement with respect to the foregoing; (iv) neither Seller has sold, leased or otherwise disposed of any of its properties or assets that are material to the Retail Business; and (v) there has been no material change by either Seller in accounting principles, practices or methods except as required by Law or GAAP.

(3) To Seller’s knowledge, as related to the Retail Business, each Seller maintains internal controls over financial reporting (“Internal Controls”) sufficient to provide reasonable assurance regarding the reliability of Financial Information in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of such Seller in reasonable detail; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Seller are being made only in accordance with authorizations of management of such Seller; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of such Seller.

(t) Insurance. The assets, properties and operations of each Seller are and have been insured under various policies of property and casualty insurance, of which all such policies have been in effect since Seller commenced operation of the Retail Business or acquired the Assets, which includes any and all policies covering general liability, excess liability, product liability, workers’ compensation, auto liability, foreign liability, crime, property damage, directors and officers liability, fiduciary liability, employment practices liability, professional liability, errors and omissions liability, or environmental liability of Seller or its employees, officers, directors, property, or business. All such policies are in full force and effect in accordance with their terms and no notice of cancellation has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default thereunder. Such policies are in amounts that are customary, adequate and suitable in relation to Seller’s business, assets and liabilities and all premiums to date have been paid in full. Each Seller is a “named insured” or an “insured” under such insurance policies. No Seller has been refused any insurance, nor has its coverage been limited, by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past four years.

(u) Seller shall promptly provide written notice to Buyer of any circumstances or facts of which Seller becomes aware that would render any of the representations and warranties contained in this Agreement to be incorrect or misleading in any material way.

(v) Seller shall deliver to Buyer at Closing a duly executed officer’s certificate in form reasonably acceptable to Buyer confirming that all of the foregoing representations and warranties of Seller are true and correct as of the Closing. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Seller contained herein shall survive the Closing Date and shall remain in full force and effect until the date that is thirty-six (36) months after the Closing Date, except with respect to the representations and warranties of Seller contained in Section 7(m) hereof which shall survive until six (6) months after the expiration of the applicable statute of limitations (including any waivers or extensions thereof).

8. Representations and Warranties of Buyer. Each Buyer hereby represents and warrants to Seller, intending for Seller to rely hereon, that the following are true, correct and complete as of the date hereof, that the following shall be true, correct and complete and as of Closing, and that the following representations and warranties shall survive the Closing Date and shall remain in full force and effect until the date that is thirty-six (36) months after the Closing Date:

(a) LGP and LGP Realty are each a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. LGW is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware. LGWS is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Each Buyer has full power to execute, deliver and carry out the terms and provisions of this Agreement and each of the other agreements, instruments and documents herein required to be made or delivered by such Buyer, and has taken, or will take, all necessary action to authorize the execution, delivery and performance of this Agreement and such other agreements, instruments and documents. The individuals executing this Agreement and all other agreements, instruments and documents herein required to be made or delivered by each Buyer pursuant hereto on behalf of such Buyer are and shall be duly authorized to sign the same on such Buyer’s behalf and to bind such Buyer thereto.

(b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement (i) are not prohibited by, and will not conflict with, constitute grounds for termination of, or result in the breach of, any of the agreements or instruments to which any Buyer is now a party; and (ii) to the best of each Buyer’s knowledge, do not contravene any law, regulation, judgment, decree, order or award relating to such Buyer.

(c) This Agreement has been, and each and all of the other agreements, instruments and documents herein required to be made or delivered by each Buyer pursuant hereto, have been, or on the Closing Date will have been, executed by such Buyer and when so executed, are and shall be, the legal, valid, and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms.

Each Buyer shall deliver to Seller at Closing a duly executed officer’s certificate in form reasonably acceptable to Seller confirming that all of the foregoing representations and warranties of such Buyer are true and correct as of the Closing.

9. State Tax Compliance. Following Closing, Seller shall timely file and provide Buyer with copies of Seller’s sales tax and other state tax returns for the period ending immediately prior to the Closing. Seller shall and hereby agrees to indemnify the Buyer for any damages suffered by the Buyer as a result of the Seller’s failure to pay any tax attributable to periods ending on or before Closing or to provide notice to any taxing authority of the transactions contemplated herein, including damages relating to any tax liability of the Seller related to the ownership or operation of the Assets prior to Closing.

10. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received only when personally delivered or upon actual receipt of registered or certified mail, postage prepaid, return receipt requested, or by a nationally recognized overnight courier service, addressed as set forth below:

If to Seller:	Rocky Top Markets, LLC Rocky Top Properties, LLC 1324 Lawnville Road Kingston, Tennessee 37763 Attn: Steve H. Kirkham

with a copy to:	Dennis R. McClane, Esq. Woolf, McClane, Bright, Allen & Carpenter, PLLC 900 Gay Street, Suite 900 Knoxville, Tennessee 37902

If to Buyer:	Lehigh Gas Partners LP Lehigh Gas Wholesale LLC LGP Realty Holdings LP Lehigh Gas Wholesale Services, Inc. 702 Hamilton Street, Suite 203 Allentown, PA 18101 Attn: Frank Macerato, Esq.

with a copy to:	Davison & McCarthy, P.C. 1146 South Cedar Crest Blvd., Suite 200 Allentown, PA 18103 Attn: Dennis M. McCarthy, Esq.

Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section.

11. Indemnification.

(a) Seller Indemnification. Each Seller hereby agrees to jointly and severally indemnify, defend and hold Buyer and its parent, affiliates, subsidiaries, lender(s), successors and assigns and each of their respective owners, members, shareholders, partners, directors, officers, managers, employees and agents (collectively, the “Buyer Indemnitees”) harmless from and against any and all losses, actions, suits, claims, demands, judgments, liabilities, damages, penalties, costs (including without limitation court costs and costs of appeal) and expenses (including without limitation reasonable attorneys’ fees and costs and fees and costs of expert witnesses and consultants) (“Damages”) incident to, resulting from, or in any way arising out of or in connection with:

(1) any tort claim or breach of contract claim or other claim for money due and owing in connection with the ownership or operation of any of the Assets and/or Seller’s Retail Business prior to or as of Closing; and/or

(2) any breach or default by either Seller of any representation, warranty, covenant or agreement of Seller contained in this Agreement or in any other documents executed in connection herewith; and/or

(3) Seller’s or any applicable Affiliate of Seller’s ownership, possession, use or occupancy of any of the Assets prior to or as of Closing; and/or

(4) any liability of Seller or any Affiliate of Seller not expressly assumed by Buyer; and/or

(5) investigating, preparing or defending any litigation or proceeding (commenced or threatened) incident to the enforcement of the Seller’s indemnification obligations hereunder, provided that Buyer Indemnitees shall have prevailed in connection with such enforcement and Seller shall have been determined to be liable to Buyer Indemnitees for other indemnification Damages.

The obligations of Seller under this Section 11(a) shall survive Closing for the period of time set forth in Section 7(v).

(b) Buyer Indemnification. Buyer hereby agrees to jointly and severally indemnify, defend and hold Seller and its parent, affiliates, subsidiaries, lender(s), successors and assigns and each of their respective owners, members, shareholders, partners, directors, officers, managers, employees and agents (collectively, the “Seller Indemnitees”) harmless from and against any and all Damages incident to, resulting from, or in any way arising out of or in connection with:

(1) any tort claim or breach of contract claim or other claim for money due and owing in connection with the ownership or operation of any of the Assets after the Closing; and/or

(2) any breach or default by any Buyer of any representation, warranty, covenant or agreement of Buyer contained in this Agreement or in any other documents executed in connection herewith; and/or

(3) Buyer’s ownership, possession, use or occupancy of any of the Assets after Closing; and/or

(4) investigating, preparing or defending any litigation or proceeding (commenced or threatened) incident to the enforcement of the Buyer’s indemnification obligations hereunder, provided that Seller Indemnitees shall have prevailed in connection with such enforcement and Buyer shall have been determined to be liable to Seller Indemnitees for other indemnification Damages.

The obligations of Buyer under this Section 11(b) shall survive the Closing.

(c) Notice and Defense of Claim. Whenever any claim shall arise for indemnification hereunder, the party seeking indemnification (the “Indemnified Party”) shall provide written notice to the other party (the “Indemnifying Party”) within sixty (60) days of becoming aware of the right to indemnification and, as expeditiously as possible thereafter, the facts constituting the basis for such claim. In connection with any claim giving rise to indemnity hereunder, resulting from or arising out of any claim or legal proceeding by a person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such claim or legal proceeding with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such action, with its counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom, the Indemnified Party may, but shall not be obligated to, defend against such claim or litigation in such manner as it may deem appropriate including, but not limited to, settling such claim or litigation, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any Damages resulting therefrom.

(d) Limitation of Liability.

(1) Notwithstanding any other term or provision of this Agreement, Seller shall have no liability (for indemnification or otherwise) for Damages claimed under this Agreement and any of the other agreements or instruments provided for herein, including the LGO Asset Purchase Agreement, unless and until the total of all Damages with respect to such matters exceeds Fifty Thousand Dollars ($50,000) and then only by the amount by which such Damages exceed Fifty Thousand Dollars ($50,000). In no event and under no circumstances shall Seller be liable for any Damages claimed under this Agreement and any of the other agreements or instruments provided for herein, including the LGO Asset Purchase Agreement, in excess of the aggregate total amount of Two Million Dollars ($2,000,000); provided, however, notwithstanding the foregoing, the limitation of liability set forth in this Section 11(d)(1) shall not apply to claims arising out of or resulting from (i) a breach of the Seller’s representations and warranties of which Seller had knowledge at the time such representation and warranty is made or any intentional breach by the Seller of any covenant or obligation hereunder; or (ii) a breach of Section 7(m).

(2) Notwithstanding any other term or provision of this Agreement, no parties shall have any right to indemnification with respect to lost profits or any consequential, indirect, special or punitive damages.

12. Environmental Responsibilities. Buyer and Seller agree that the definitions below, as well as the provisions of this Section 12, shall be incorporated (as appropriate) into the form of Master Sublease and Purchase Agreements.

(a) Definitions. As used in this Agreement, the following definitions shall apply:

(1) “Environmental Assets” means (i) costs for Remedial Measures attributable to Known Pollution that are recoverable from the Tennessee Petroleum Underground Storage Tank Fund (“UST Fund”); and (ii) the PLL Policy.

(2) “Environmental Laws” means any federal, state or local statutes, regulations, laws or orders pertaining to environmental matters, including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act and the Resource Conservation and Recovery Act.

(3) “Hazardous Substances” means polychlorinated biphenyls, asbestos, petroleum or petroleum by-products and any substances, materials, constituents, wastes, or other elements which are included under or regulated by any federal, state or local law, rule or regulation pertaining to environmental regulation, contamination, clean-up, or disclosure, including, without limitation, CERCLA and RCRA.

(4) “Known Pollution” means Hazardous Materials that are identified in the Environmental Disclosures or the ESA, which require Remedial Measures.

(5) “New Pollution” means Hazardous Materials that first occur after the Closing Date (“New Pollution”).

(6) “PLL Policy” means a Pollution Legal Liability Insurance with terms customary for this type of transaction procured by Buyer on the Closing Date.

(7) “Remedial Measures” means those activities required by Environmental Laws and by the TDEC to investigate, assess and/or remediate such releases in order to comply with all applicable Law, Environmental Laws, and regulatory requirements. “Remedial Measures” do not include activities that exceed what is required by Law, Environmental Law, the TDEC or other applicable governmental agencies for the existing use of the Properties.

(8) “Unknown Pollution” means Hazardous Materials in existence as of the Closing Date not identified as Known Pollution.

(b) Until such time as Buyer purchases a Fee Property under the Master Sublease and Purchase Agreements or, with respect to Store #29, under this Agreement, (i) Seller (as landlord), at Seller’s sole cost and expense, shall continue to diligently perform Remedial Measures for Known Pollution; (ii) Buyer (as tenant), at Buyer’s sole cost and expense, shall diligently perform Remedial Measures for any Unknown Pollution discovered during the lease term of the Master Sublease and Purchase Agreements and for any New Pollution; and (iii) both the Seller and Buyer may utilize available Environmental Assets to fund its foregoing costs and expenses.

(c) Once Buyer purchases a Fee Property under the Master Sublease and Purchase Agreements or, with respect to Store #29, under this Agreement, Buyer shall assume the responsibility for performing Remedial Measures for all Known Pollution with the costs of such Remedial Measures being paid from the Environmental Assets. For the purposes of this Section 12, the date Buyer assumes the Leases for the Leasehold Properties shall be the equivalent to the date Buyer purchases a Fee Property. Thus, for the Leasehold Properties Buyer shall assume all Known Pollution, Unknown Pollution, and New Pollution on the date of the assignment of the underlying lease, with the Environmental Assets being available to pay costs of Remedial Measures.

(d) Further with respect to Unknown Pollution, on the Closing Date, Buyer shall procure the PLL Policy. Such PLL Policy, to the extent available in the marketplace, shall cover remediation costs and third-party liability for Unknown Pollution as well as third-party liability for Known Pollution and shall identify Seller as an additional insured. The PLL Policy shall also include coverage for New Pollution. The PLL Policy shall be written with no less than a five (5) year term, up to a ten (10) year term if available in the marketplace. The PLL Policy shall have limits of $5,000,000 and a self-insured retention (“SIR”) of $50,000. Seller shall pay one-half ( 1/2) of the total premium for the PLL Policy at Closing, up to a maximum payment by Seller of $45,000. For five (5) years from and after the Closing Date, for the first two (2) losses incurred under the SIR, Seller shall pay the SIR up to a maximum of $50,000 each, a total maximum of $100,000. For any losses incurred under the SIR after Seller has paid the first two (2) losses under the SIR, Buyer and Seller shall share all the costs incurred under the SIR(s) equally. Seller shall have no responsibility for losses incurred after five (5) years from the Closing Date.

(e) The obligations of the parties under this Section 12 shall survive Closing.

13. Assignment. Except as set forth below, it is understood and agreed that (i) prior to Closing, Seller shall not convey, assign or transfer any of the Assets, or any portion thereof, to any party without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; and (ii) Buyer may not assign this Agreement, in whole or in part, without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, it is understood and agreed that Buyer may, without Seller’s consent but with notice to Seller, assign this Agreement, in whole or in part, to any affiliate of Buyer. Subject to the foregoing, this Agreement shall be binding upon the parties, their respective heirs, personal representatives, successors and assigns. The obligations of the parties under this Section 13 shall survive Closing.

14. Assessments and Eminent Domain.

(a) Seller covenants and represents that as of date of this Agreement to Seller’s knowledge no public improvements or other assessments have been made against any of the Properties which remain unpaid and that no notice by any government or public authority has been served upon the Seller or anyone on Seller’s behalf, including any notices relating to the violations of zoning, housing, building, safety, fire or other ordinances which remain uncorrected unless otherwise specified herein. Seller shall be responsible for any notice of improvements or assessments received on or before Closing. Subject to the terms of the Master Sublease, Buyer shall be responsible for any written notice served upon Seller after Closing and for the payment thereafter of any public improvements or other assessments.

(b) Seller covenants and represents that to Seller’s knowledge no Seller, nor anyone acting on any Seller’s behalf, has received any written notice from any governmental unit or other body having the power of eminent domain indicating that any of the Properties or any material part of any of them, has been, will or may be condemned. In the event that prior to Closing any material portion or all of any Property is subject to a taking by a public or governmental authority, Buyer shall have the right, exercisable by giving written notice to Seller within fifteen (15) business days after receiving written notice of such taking, either (i) to accept the affected Property in its then condition and to receive at Closing an assignment of all of Seller’s rights to any condemnation award or proceeds payable by reason of such taking (if Buyer elects to proceed under this clause (i), Seller shall not compromise, settle or adjust any claims to such award without Buyer’s prior written consent); or (ii) elect to exclude the affected Property from this Agreement, and in that event, at Closing the Purchase Price will be reduced based upon the portion of the Purchase Price allocated to the Fuel-Related Equipment located on the excluded Property on the Allocation and the rent and purchase price under the Master Sublease and Purchase Agreements shall be reduced based upon the rent and purchase price allocated to the excluded Property and Fuel-Related Equipment located thereon in the Master Sublease and Purchase Agreements.

(c) The Seller covenants and representations in Sections 14(a) and (b) above shall survive Closing for a period of thirty-six (36) months.

15. Maintenance and Risk of Loss. Seller shall maintain the Assets in their present condition, normal wear and tear excepted. Seller shall bear the risk of loss from fire or other casualties until Closing. In the event any material portion of a Property or any of the other Assets included in this sale is damaged by fire or other casualties and such Property or other Assets is/are not repaired or replaced with assets of comparable worth and performance prior to Closing, Buyer shall have the option of: (i) accepting the affected Property(ies) or Asset(s) in its/their then condition, together with the proceeds of any insurance recovery obtainable by Seller (if Buyer elects to proceed under this clause (i), Seller shall not compromise, settle or adjust any claims to any such insurance proceeds without Buyer’s prior written consent which consent shall not be unreasonably withheld, conditioned or delayed); or (ii) electing to exclude any Property(ies) or Asset(s) which is materially damaged by fire or other casualties from this Agreement by written notice to Seller, and in that event, at Closing the Purchase Price will be reduced based upon the portion of the Purchase Price allocated to the excluded Property(ies) or Asset(s) on the Allocation (or in the event that a portion of the Purchase Price has not been allocated to the particular excluded Asset(s) on the Allocation, such amount as Buyer and Seller shall mutually agree) and, if applicable, the rent and purchase price under the Master Sublease and Purchase Agreements shall be reduced based upon the rent and purchase price allocated to the excluded Property(ies) and/or Fuel-Related Equipment located thereon in the Master Sublease and Purchase Agreements. Buyer may insure its equitable interest in the Assets as of the time of acceptance of this Agreement.

16. Brokers. Seller has engaged PetroActive Real Estate Services, LLC as its broker in connection with the transactions contemplated by this Agreement and Seller shall be solely responsible for any and all commissions or brokerage fees to due said broker. Buyer and Seller hereby represent to each other that, except for PetroActive Real Estate Services, LLC, neither of them has made any agreement or taken any other action which might cause anyone to become entitled to a commission or brokerage fee as a result of the transactions contemplated hereby. Seller and Buyer shall indemnify and hold each other harmless from and against any and all claims, losses, liabilities or expenses asserted against the other as a result of Seller’s or Buyer’s dealings, arrangements or agreements with any such broker or person. The obligations of the parties under this Section 16 shall survive Closing.

17. Non-Compete Agreement. As further consideration for the Purchase Price and the covenants and agreements of Buyer set forth in this Agreement and the documents provided for herein, at Closing, Seller shall cause Steve H. Kirkham, a principal of Seller, to execute and deliver a Non-Compete Agreement in the form attached hereto as Exhibit H (the “Non-Compete Agreement”).

18. Fuel-Related Equipment. In regard to the Fuel-Related Equipment, the Buyer and Seller have agreed that (i) at Closing, Seller shall convey to LGWS title to the Fuel-Related Equipment located at Store #29 and the Leasehold Properties; (ii) from Closing through no later than August 1, 2015, LGP Realty shall lease the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29 and the Leasehold Properties) from Seller as set forth in the Master Sublease and Purchase Agreements; (iii) on or after May 1, 2015, but no later than August 1, 2015, upon at least thirty (30) days’ written notice given by Seller to Buyer, Seller shall convey to LGWS title to the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29 and the Leasehold Properties); and (iv) notwithstanding the fact that title to the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29 and the Leasehold Properties) will not be conveyed until such time, the Purchase Price payable at Closing includes payment for such Fuel-Related Equipment (as set forth in the Allocation). In furtherance of the above, the Buyer and Seller agree to the following:

(a) On the date selected by Seller, but no later than August 1, 2015, Seller shall deliver a duly executed Bill of Sale for the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29 and the Leasehold Properties) in the form attached hereto as Exhibit D. The Bill of Sale shall be effective as of the date delivered.

(b) From Closing until such time as the Bill of Sale is delivered to LGWS, Seller shall not create or incur or suffer to exist any lien, indebtedness, pledge, encumbrance or security interest in, against or upon the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29 and the Leasehold Properties) other than the existing security interest granted to Nationwide Life Insurance Company.

(c) From Closing until such time as the Bill of Sale is delivered to LGWS, Seller shall not, directly or indirectly, (i) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, any transaction or series of transactions, directly or indirectly, involving any exchange, lease, sale, disposition, acquisition, transfer, purchase, or exclusive license of any or all of the Fuel-Related Equipment (other than the Fuel-Related Equipment located at Store #29 and the Leasehold Properties) (a “Transaction”); (ii) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any person or entity with respect to a Transaction; (iii) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations; or (iv) accept or enter into any contract or other agreement for a Transaction.

(d) In order to secure Seller’s obligations regarding the Fuel-Related Equipment (other than the Fuel-Related Equipment at Store #29 and the Leasehold Properties), Seller shall provide security for Seller’s obligations regarding the Fuel-Related Equipment in the form of first lien mortgages in favor of Buyer in the forms attached hereto as Exhibit J (the “Mortgages”) on the properties described on Schedule 18(d) attached hereto.

(e) The obligations of the parties under this Section 18 shall survive Closing.

19. Landlord Estoppel. Prior to Closing, Seller shall exert its good faith efforts to obtain from the fee owner of each Leasehold Property an estoppel in the form attached hereto as Exhibit K (the “Landlord Estoppel”).

20. Section 1031 Exchange.

(a) Exchanges Generally. Buyer and Seller agree that either party may elect to structure the conveyance of all or a portion of the Assets as an exchange pursuant to Section 1031 of the Internal Revenue Code, but in the event Buyer elects to exchange, Seller shall receive cash at the applicable Closing. If such an exchange is elected by either party (the party making such election being referred to herein as the “Electing Party”), the Electing Party and other party may enter into an exchange agreement acceptable to both Buyer and Seller. As an alternative, the Electing Party may elect to enter into an exchange agreement with a third party to affect such exchange in accordance with Section 1031 of the Code. Neither party makes any representation or guarantee to the other that the transactions contemplated under this provision will result in any particular tax treatment to the other party, or will qualify as an exchange under Section 1031 of the Code. The Electing Party will assume all costs and expenses, including attorneys’ fees, incurred in connection with such election to structure the transaction as an exchange in accordance with Section 1031 of the Code. In the event that Seller elects to assign any of its rights or interests under this Agreement to any deferred exchange company (or other entity) pursuant to any such exchange pursuant to Section 1031 of the Code, then Buyer hereby covenants and agrees that it will not object to any subsequent re-assignment by such deferred exchange company (or other entity) to Seller of any (or any portion of) such rights and interests. The terms of this Section shall survive any Closing hereunder.

(b) Exchange Cooperation. Seller and Buyer agree that, at the request of the Electing Party, they will execute such agreements and other documents as may be necessary, in the reasonable opinion of respective counsel for the parties, to complete and otherwise effectuate the exchange of properties in accordance with Section 1031 of the Code. The Electing Party’s contemplated exchange shall not impose upon the non-electing party any additional liability or financial obligation. The Electing Party hereby indemnifies and holds the non-exchanging party harmless in connection with any actual loss, cost or damages suffered by the non-exchanging party concerning or arising out of such exchange or deferred exchange, which indemnification shall survive any Closing hereunder.

(c) This Agreement is not subject to or contingent upon the Electing Party’s ability to acquire a suitable exchange property or effectuate an exchange under Section 1031 of the Code. In the event any exchange contemplated by the Electing Party should fail to occur, for whatever reason, the sale of the Assets contemplated by this Agreement shall nonetheless be consummated as provided herein.

21. Excluded Assets. In the event that the Buyer excludes Assets pursuant to Sections 4(a), 4(b), 14(b) and/or 15 above which, in the aggregate, have the effect of reducing the Purchase Price by an amount equal to or greater than fifteen percent (15%) or excluding more than four (4) Fee Properties, the Buyer shall have the right to terminate this Agreement in which event there shall be no further liability or obligation on any of the parties hereto and this Agreement shall become null and void.

22. Default.

(a) Default by Buyer. If Buyer shall be deemed to be in material default hereunder prior to the Closing, Seller shall give Buyer written notice of such material default and if Buyer does not cure such material default within twenty (20) days after its receipt of such notice, Seller shall be entitled, as its sole and exclusive remedy, to terminate this Agreement and, in such event, Buyer shall pay to Seller, with respect to this Agreement and the LGO Asset Purchase Agreement, the total sum of Five Hundred Thousand Dollars ($500,000) (the “Buyer Default Payment”). Buyer and Seller agree that the damages that Seller will suffer in the event of Buyer’s default hereunder are impossible or very difficult to estimate with any degree of certainty, and the Buyer Default Payment is a reasonable estimate of what those damages will be and is not intended as a penalty. Buyer shall be deemed to be in material default hereunder if (i) all of the conditions in Section 6(e)(1-5) above have been satisfied or waived, and (ii) Buyer fails to meet, comply with or perform any material covenant, agreement or obligation on its part required within the time limits and in the manner set forth in this Agreement.

(b) Default by Seller. If Seller shall be deemed to be in material default hereunder prior to Closing, Buyer shall give Seller written notice of such material default and if Seller does not cure such material default within twenty (20) days after its receipt of such notice, Buyer shall have the right, as its sole and exclusive remedy, to either (i) terminate this Agreement, in which case Seller shall pay to Buyer, with respect to this Agreement and the LGO Asset Purchase Agreement, the total sum of Five Hundred Thousand Dollars ($500,000) (the “Seller Default Payment”), or (ii) seek specific performance of this Agreement. Buyer must elect its remedy at the outset of any suit to enforce this Agreement. Buyer and Seller agree that the damages that Buyer will suffer in the event of Seller’s default hereunder are impossible or very difficult to estimate with any degree of certainty, and in the event that the Buyer elects to terminate this Agreement as set forth above, the Seller Default Payment is a reasonable estimate of what those damages will be and is not intended as a penalty. Seller shall be deemed to be in material default hereunder if (i) all of the conditions in Section 6(f)(1-2) above have been satisfied or waived, and (ii) Seller fails to meet, comply with or perform any material covenant, agreement or obligation on its part required within the time limits and in the manner set forth in this Agreement.

23. Exclusive Dealing, Confidentiality and Public Announcements.

(a) Exclusive Dealing. Seller shall not, directly or indirectly, until the earlier of Closing or (x) one (1) year after the Effective Date if Closing does not occur for any reason within Seller’s reasonable control, or (y) sixty (60) days after the Effective Date if Closing does not occur for any reason within Buyer’s reasonable control, (i) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, an Acquisition Transaction (as defined below); (ii) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any person or entity with respect to an Acquisition Transaction; (iii) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations; or (iv) accept or enter into any contract or other agreement for an Acquisition Transaction. The term “Acquisition Transaction” means any transaction or series of transactions, directly or indirectly, involving any exchange, lease, sale, disposition, acquisition, transfer, purchase, or exclusive license of all or substantially all of the Assets.

(b) Confidentiality. Buyer and Seller each acknowledge that, in the course of evaluating the transactions contemplated hereby, each party and its representatives have and will become aware of Confidential Information and documents of or relating to the Seller, Buyer and their respective subsidiaries and affiliates, and that use of such Confidential Information and documents, or communication of such Confidential Information or the information contained in such documents, to third parties, could be detrimental to the other parties. Each party hereto (each a “Receiving Party”) covenants that prior to Closing, all Confidential Information and documents concerning the other parties (each a “Disclosing Party”) reviewed by a Receiving

Party or its representatives in connection with this Agreement or the transactions contemplated hereby shall be maintained in confidence and shall not be disclosed or used by the Receiving Party or its representatives without the Disclosing Party’s prior written consent, unless such Confidential Information or documents (i) were, are now or become publicly available (other than through disclosure by a Receiving Party or its representatives); (ii) are required to be disclosed pursuant to any applicable law; (iii) were disclosed to a Receiving Party by a third party not subject to any duty of confidentiality to the Disclosing Party; or (iv) in the case of Buyer, are required to be disclosed by the rules of a securities exchange on which Buyer may from time to time be listed or the U.S. Securities and Exchange Commission (“SEC”). In the event that a Receiving Party or any of its representatives is required, pursuant to any applicable law, to disclose any such Confidential Information or documents referred to in this Section 23(b), such Receiving Party shall, to the extent reasonably practicable, provide the Disclosing Party with prompt written notice before such disclosure, sufficient to enable the Disclosing Party either to seek a protective order, at its expense, or another appropriate remedy mitigating, preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 23(b), or both. “Confidential Information” means any and all information not publicly available or generally available to the industry, which relates to specific matters concerning the Seller, the Buyer, any of their subsidiaries or affiliates, or the transactions contemplated by this Agreement.

In addition, each party covenants and agrees that, for a period of three (3) years following the Closing Date, a Receiving Party will hold all information concerning a Disclosing Party (other than information which (i) becomes generally available to the public; (ii) was available to the Receiving Party on a non-confidential basis prior to its disclosure; or (iii) becomes available to Receiving Party after the Closing Date on a non-confidential basis from a source other than Disclosing Party that is not prohibited from disclosing such information by a contractual, legal or fiduciary obligation) on a confidential basis except as may be required by any applicable law or, in the case of Buyer, as may be required by the rules of a securities exchange on which Buyer may from time to time be listed or the SEC. Each party also covenants and agrees to not use themselves or voluntarily disclose (other than pursuant to legal process after an opportunity to restrict or otherwise limit disclosure) to others any such information, and to, upon request by Disclosing Party, promptly turn over all such confidential information and any copies thereof it may have made and to destroy any summaries, compilations or similar documents it may have made or derived from such material and have its representatives promptly turn over such documents and copies and destroy such summaries, compilations or similar documents. Each party further covenants and agrees that it will keep confidential and not use trade secrets of a Disclosing Party. Each party acknowledges and agrees that the restrictions set forth in this Section 23(b) are reasonable in time and scope, that their agreement in this Section 23(b) is a material inducement to such party’s execution of this Agreement, that conduct in violation of this Section 23(b) would be a substantial detriment to Disclosing Party, and that Disclosing Party shall be entitled to seek equitable relief in any court of competent jurisdiction without the requirement of the posting of any bond or surety or the proof of any actual damages.

(c) Public Announcements. Before Closing, neither Seller nor Buyer shall make any public announcements concerning the execution and delivery of this Agreement or the transactions contemplated hereby without first obtaining the prior written consent of the other

(which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable law or agreement with any securities exchange, and except that Buyer may disclose this Agreement to its lender or potential lender(s) and Seller may disclose this Agreement to any lender holding a lien on any property or Asset subject to this Agreement and to any landlord or lender of Seller in order to comply with Seller’s obligations hereunder. Seller or Buyer may disclose the identity of the other parties and terms of this Agreement to their employees, vendors, lenders, outside counsel or other outside professionals on a need to know basis in connection with consummating this transaction. If a disclosure is required by applicable law or agreement with any securities exchange, the disclosing party shall make reasonable efforts to afford the other parties an opportunity to review and comment on the proposed disclosure before the making of such disclosure.

(d) Survival. The obligations of the parties under this Section 23 shall survive Closing or the earlier termination of this Agreement.

24. Additional Covenants of Seller.

(a) Except as expressly provided herein, between the Effective Date and the Closing Date, the Seller shall:

(1) maintain its corporate existence and operate in material compliance with all applicable laws and perform all of its obligations under agreements relating to or affecting the Retail Business or the Assets;

(2) maintain its tangible properties, assets and facilities in good operating order and condition, reasonable wear and tear excepted;

(3) maintain its books and records in accordance with past practices, and use its best efforts to maintain in full force and effect all material licenses, permits, registrations and authorizations and all insurance policies and binders;

(4) carry on the Retail Business in substantially the same manner as presently conducted and use its best efforts to preserve intact its present business and business organization and to maintain its relations and goodwill with the payors, suppliers, employees and others having a business relationship with it;

(5) promptly advise Buyer in writing of the commencement of, or the threat of, any material dispute, claim, action, suit, proceeding, arbitration or investigation by, against or affecting Seller, the Assets or the Retail Business, or any action taken or to be taken in connection with this Agreement or the ability of Seller or Buyer to consummate the transactions contemplated herein or therein; and

(6) promptly advise Buyer in writing of any event or the existence of any fact which makes untrue, or will make untrue as of Closing, in any material respect, any representation or warranty of Seller contained in this Agreement.

(b) Except as otherwise expressly provided herein, between the Effective Date and the Closing Date, without the prior written consent of Buyer, Seller shall not:

(1) take any action or fail to take any action that would breach any of Seller’s covenants contained herein or cause any of its representations or warranties to be untrue in any material respect if made immediately after such event or at Closing;

(2) make any material change in personnel, operations, finance or accounting policies or sell, exchange or otherwise dispose of any material asset or enter into any material contract, commitment, agreement or transaction;

(3) create, assume or permit to exist any new mortgage, pledge or other lien or encumbrance upon any of the Assets, whether now owned or hereafter acquired; or

(4) reduce Inventory except in the ordinary course of business consistent with past practices.

25. Store #43. At Closing, Seller shall assign to Buyer the lease for Store #43 pursuant to the Assignment and Assumption of Store #43 Lease attached hereto as Exhibit L. Notwithstanding the foregoing, (i) Buyer shall have the right to exclude Store #43 from this transaction if Buyer reasonably determines that the environmental condition of Store #43 or the compliance status of the underground storage tank system at Store #43 is unacceptable (in which event the Initial Closing Purchase Price shall be reduced by $50,000); and (ii) Buyer shall have the right to delay Closing on Store #43 for up to forty-five (45) days in the event that Buyer’s environmental investigation of the site and inclusion of the site in the PLL Policy cannot be completed prior to the Closing Date.

26. Miscellaneous.

(a) The parties acknowledge and agree that this Agreement may be executed by the parties hereto before all of the Schedules and Exhibits are prepared and attached hereto. Accordingly, Buyer’s and Seller’s obligations under this Agreement are conditioned and contingent upon the completion and mutual written approval (which approval shall be granted or withheld in each party’s reasonable discretion) of all missing Schedules and Exhibits no later than twenty (20) days prior to Closing. In the event that all such Schedules and Exhibits are not completed and approved in writing by all of the parties hereto as required above, the Buyer or the Seller may, upon written notice to the other, terminate this Agreement in which event there shall be no further liability or obligation on any of the parties hereto and this Agreement shall become null and void.

(b) The headings preceding the text of the sections and subsections of this Agreement are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect the meaning, construction or effect of this Agreement.

(c) The Background, Exhibits and Schedules that are referred to in, or attached to, this Agreement are expressly incorporated into and constitute a part of this Agreement.

(d) This Agreement sets forth all of the promises, covenants, agreements, conditions and undertakings between the parties with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as specifically set forth in this Agreement. This Agreement may not be changed orally but only by an agreement in writing, duly executed by or on behalf of the party against whom enforcement of any waiver, change, modification, consent or discharge is sought.

(e) If any provision of this Agreement is found by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remainder of this Agreement will not be affected, and in lieu of each provision which is found to be illegal, invalid or unenforceable, there will be added as a part of this Agreement a provision as similar to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

(f) This Agreement has been prepared by Buyer and its professional advisors and reviewed by Seller and its professional advisors. Seller, Buyer and their separate advisors believe that this Agreement is the product of all of their efforts and that it expresses their agreement. Accordingly, Buyer and Seller agree that this Agreement should not be interpreted in favor of any party or against any party merely because of such party’s efforts in preparing it.

(g) This Agreement is to be governed by and construed in accordance with the internal laws of the State of Tennessee. Buyer and Seller hereby (i) irrevocably submit to the exclusive jurisdiction of the state courts of the State of Tennessee located in Davidson County, Tennessee and to the jurisdiction of the United States District Court for the Middle District of Tennessee located in Davidson County, Tennessee, for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement or any other document or transaction related directly or indirectly to the transactions contemplated herein; (ii) waive and agree not to assert by way of motion, as a defense, or otherwise, in any such suit, action, or proceeding, any claim (A) that each is not subject personally to the jurisdiction of the above-named courts, (B) that the suit, action, or proceeding is brought in any inconvenient forum, (C) that the venue of the suit, action, or proceeding is improper, or (D) that this Agreement or any other document or transaction related directly or indirectly to the transactions contemplated herein or the subject matter hereof or thereof may not be enforced in or by such court.

(h) Failure or repeated failures to insist upon strict compliance with any of the terms, covenants, or conditions herein shall not be deemed a waiver of such terms, covenants, or conditions; nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of any right or power at any other time or times.

(i) Time is of the essence with regard to each obligation of any party hereto including but not limited to Closing.

(j) Further Assurances; Cooperation. From and after the Closing, the parties shall take such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby. On or after the Closing Date, the parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably requested by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement and to allow Buyer to comply with any and all SEC rules and regulations related to the reporting of the transactions contemplated by this Agreement. To assist in the preparation of SEC disclosures and other reporting related to the transactions contemplated by this Agreement, the Seller agrees that it shall cooperate with Buyer and it representatives, and shall provide Buyer and its representatives with copies of and/or access to any and all spreadsheets, work papers and other relevant documents and information, as well as any auditor consents (if any), related to the financials of the Seller, as may be necessary or desirable for the preparation and filing of complete and accurate disclosures and other reports with the SEC. Buyer agrees to reimburse Seller for its reasonable costs and expenses incurred by Seller in connection with Buyer’s preparation of SEC disclosures and other reporting related to the transactions contemplated by this Agreement.

(k) If any date or time period provided for in this Agreement is or ends on a Saturday, Sunday or federal, state or legal holiday, then such date shall automatically be extended until 5:00 p.m. Eastern Time of the next day which is not a Saturday, Sunday or federal, state or legal holiday.

(l) A party to this Agreement who is the prevailing party in any legal proceeding against any other party brought under or with respect to this Agreement or the transactions contemplated hereby, shall be additionally entitled to recover court costs and reasonable attorneys’ fees from the non-prevailing party.

(m) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Executed signature pages to this Agreement may be exchanged by facsimile transmission or electronic mail between the parties.

(n) This Section 26 shall survive Closing or the earlier termination of this Agreement for the period of time set forth in Section 7(v) hereof.

IN WITNESS WHEREOF, the parties hereto, being authorized to do so and intending to be legally bound hereby, have duly executed and entered into this Agreement as if under seal on the date first set forth above.

ATTEST:	Lehigh Gas Partners LP, a Delaware limited partnership

By: Lehigh Gas GP LLC, a Delaware limited liability company, its General Partner

By:
Name:
Title:

ATTEST:	LGP Realty Holdings LP, a Delaware limited partnership

By: LGP Realty Holdings GP LLC, a Delaware limited liability company, its General Partner

By:
Name:
Title:

ATTEST:	Lehigh Gas Wholesale LLC, a Delaware limited liability company

By:
Name:
Title:

ATTEST:	Lehigh Gas Wholesale Services, Inc., a Delaware corporation

By:
Name:
Title:

ATTEST:	Rocky Top Markets, LLC, a Tennessee limited liability company

By:
Name:
Title:

ATTEST:	Rocky Top Properties, LLC, a Tennessee limited liability company

By:
Name:
Title:

Schedules and Exhibits

Schedule A	-	Fee Properties
Schedule B	-	Leasehold Properties
Schedule B-1	-	Leases
Schedule C	-	Fuel-Related Equipment
Schedule D	-	Assumed Contracts
Schedule E	-	Motiva Agreement
Schedule F	-	Assumed Tenant Leases
Schedule G	-	Intellectual Property
Schedule 1(a)		Affiliates of Seller
Schedule 3(b)	-	Allocation
Schedule 4(a)	-	Permitted Encumbrances
Schedule 4(a)(2)	-	Store #29 Permitted Encumbrances
Schedule 4(a)(3)	-	Leasehold Permitted Encumbrances
Schedule 4(b)	-	Consents
Schedule 7(e)	-	Condition of Fuel-Related Equipment
Schedule 7(g)	-	Claims
Schedule 7(i)		Material Contracts
Schedule 7(k)	-	Seller’s Secured Creditors
Schedule 7(m)	-	Taxes
Schedule 7(n)	-	Environmental Conditions
Schedule 7(p)	-	Seller’s Permits
Schedule 7(r)(1)	-	Employment Contracts
Schedule 7(r)(2)	-	Benefit Plans
Schedule 7(r)(3)	-	Employment Compliance
Schedule 7(s)(1)	-	Financial Information
Schedule 7(s)(1)	-	Financial Information
Schedule 18(d)		Mortgage Property

Exhibit A	-	Master Sublease and Purchase Agreement A and Master Sublease and Purchase Agreement B
Exhibit B	-	Form Assignment and Assumption of Assumed Tenant Leases
Exhibit C	-	Form Assignment and Assumption of Lease
Exhibit D	-	Form Bill of Sale
Exhibit E	-	Form Assignment of Intellectual Property
Exhibit F	-	Form Assignment and Assumption of Assumed Contracts
Exhibit G	-	Form Assignment and Assumption of Motiva Agreement
Exhibit H	-	Non-Compete Agreement
Exhibit I	-	Intentionally omitted.
Exhibit J	-	Form Mortgages
Exhibit K	-	Form Landlord Estoppel
Exhibit L	-	Form Assignment and Assumption of Store #43 Lease